OPTION GRANT PURSUANT TO
        THE SONIC AUTOMOTIVE, INC. EMPLOYEE STOCK PURCHASE PLAN

         This Option is granted as of January 1, 1998 to _____________________ pursuant to the terms and conditions of the Sonic Automotive, Inc. Employee Stock Purchase Plan (the "Plan"). You are hereby granted an option to purchase _____ shares of the Class A Common Stock, par value $.01 per share, of Sonic Automotive, Inc.

         This option will be exercised automatically on a quarterly basis in accordance with the Plan at an exercise price equal to the lesser of (a) 85% of the fair market value of the Class A Common Stock as of January 1, 1998, or (b) 85% of the fair market value of the Class A Common Stock on the applicable exercise date.

          Unless earlier terminated pursuant to the Plan, this option will expire December 31, 1998.

         This option is not transferable by you other than by will or the laws of descent and distribution.

         This option has been granted in compliance with the terms of the Plan. In the event of a conflict between the terms of this option grant and the terms of the Plan, the terms of the Plan shall control.

                                           SONIC AUTOMOTIVE, INC.


                                          By:
                                             _________________________________



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